EXHIBIT 8.1


                          DRUMMOND WOODSUM & MACMAHON
                                ATTORNEYS AT LAW
                             245 COMMERCIAL STREET
                           PORTLAND, MAINE 04101-1117
                                 (207)772-1941

                               FAX (207)772-3627


                                                                   June 3, 1997


Northeast Bancorp
232 Center Street
Auburn, ME  04212


Attn: James D. Delamater

Ladies and Gentlemen:

      We are furnishing this opinion to you in connection with the proposed acquisition of Cushnoc Bank and Trust Company (the "Company"), a Maine-chartered financial institution by Northeast Bancorp (the "Acquiror"), a Maine corporation. The acquisition is proposed to take place by the merger of the Company into Northeast Bank, F.S.B. (the "Acquiror Sub"), a Federally chartered savings bank and a wholly-owned subsidiary of the Acquiror.

      The Acquiror, the Acquiror Sub and the Company have entered into an Agreement and Plan of Merger dated as of May 9, 1997 (the "Agreement"). Terms defined in the Agreement and used but not defined in this opinion have the respective meanings set forth in the Agreement.

      We have served as counsel for the Acquiror and the Acquiror Sub in the transactions described in the Agreement. In such role, we have examined the Agreement and such other documents and records as we deem necessary in order to render the opinions stated herein.

      In rendering our opinion, as set forth below, we have made the following assumptions:

      A. That all documents submitted to us as originals are genuine and that all documents submitted to us as copies conform with the originals.

      B. That all representations made in the Agreement by the Acquiror, the Acquiror Sub and the Company are correct and will be true and correct as of the Closing and as of the Effective Time.

      C. That the Merger takes place in accordance with all of the terms of the Agreement, Maine and Federal law, and that all closing documents to consummate the Merger shall have been prepared, executed and delivered in accordance with the Agreement, and that documents required to be recorded or filed with governmental offices, including without limitation the Maine Secretary of State, are duly filed or recorded.

      D. That there is no plan or intention on the part of the Company's shareholders to sell, exchange or otherwise dispose of the shares of Acquiror Common Stock to be received in the Merger that will reduce the Company's shareholders' holdings to a number of shares of Acquiror Common Stock having a value as of the date of the Closing, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of the Company as of the same date. For purposes of this assumption, shares of the Company's stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Acquiror Common Stock will be treated as outstanding Company stock on the date of the Closing.

      E. The fair market value of the Acquiror Common Stock received by each of the Company's shareholders will be approximately equal to the fair market value of the Company stock surrendered in the Merger.

      F. The Acquiror Sub will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Company immediately prior to the Merger. For purposes of this assumption, amounts paid by the Company to dissenters, amounts paid by the Company to shareholders who receive cash or other property, Company assets used to pay reorganization expenses in connection with the Merger, and all redemptions and distributions (except for normal dividends) made by the Company immediately preceding the Merger will be included as assets of the Company immediately prior to the Merger.

      G. Following the Merger, the Acquiror Sub will not issue additional shares that would result in Acquiror losing control of Acquiror Sub within the meaning of Section 368(c)(1) of the Internal Revenue Code of 1986, as amended (the "Code").

      H. Acquiror has no plan or intention to (i) reacquire any of its stock issued in the Merger, (ii) liquidate Acquiror Sub, (iii) to merge Acquiror Sub into another corporation, (iv) to sell or otherwise dispose of the stock of Acquiror Sub, (v) to cause Acquiror Sub to sell or otherwise dispose of any of the assets of the Company acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

      I. The liabilities of the Company to be assumed by Acquiror Sub and the liabilities to which the assets acquired in the Merger are subject were incurred by the Company in the ordinary course of the Company's business.

      J. Following the Merger, the Acquiror Sub will continue the historic business of the Company or use a significant portion of the Company's business assets in a business.

      K. The Acquiror, the Acquiror Sub and the Company will pay their respective expenses, if any, incurred in connection with the acquisition and the Merger.

      L. There is no intercorporate indebtedness existing between Acquiror and the Company or between Acquiror Sub and the Company that was issued, acquired or will be settled at a discount.

      M. The fair market value of the assets of the Company transferred to Acquiror Sub will equal or exceed the sum of the liabilities assumed by the Acquiror Sub, plus the amount of liabilities, if any, to which the assets acquired in the Merger are subject.

      Based on the foregoing we are of the opinion that the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

      This opinion relates only to the laws of the State of Maine and the United States, enacted as of the date hereof and the interpretation thereof as of this date, and the facts actually known to us as of this date. An opinion represents only the best legal judgment of counsel, and is not binding on the courts, and there is no assurance that a court would not reach a result contrary to such an opinion. We express no opinion with respect to the laws of any other jurisdiction. We undertake no obligation to revise or update this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws or regulations or in the interpretations thereof which may hereafter occur. This opinion is solely for your benefit in connection with the transaction contemplated herein and may not be relied upon by any other person.


                                       Very truly yours,

                                       DRUMMOND WOODSUM & MACMAHON


                                       By:  /s/Joseph L. Delafield III